                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -----------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)(1)

                            TEKNOWLEDGE CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                  171853 10 4
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                                 (CUSIP number)

B. WADE MONROE, 6034 WEST COURTYARD, SUITE 130, AUSTIN, TEXAS 78730;512-794-5900
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  MAY 16, 1997
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            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

              Note. Six Copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                             (Page 1 of 7 Pages)

____________________

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 171853 10 4                                      PAGE 2  OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                Trilogy Development  Group, Inc.

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


                                                                              WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                        Delaware
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                               7     SOLE VOTING POWER

          NUMBER OF
                                                                             -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                                       884,484
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                                             -0-
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                                         884,484
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                            3.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                                                                              CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 171853 10 4                                      PAGE 3  OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                                                              Joseph A. Liemandt
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


                                                                             N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                   United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                                             -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                                           -0-
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                                             -0-
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                                             -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                             -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                             -0-
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                                                                              IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 171853 10 4                 13D                      Page 4 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         A.    TRILOGY

         Pursuant to that certain Settlement Agreement, License Agreement and Mutual Release made by and between Trilogy and the Issuer and effective May 16, 1997 (the "Settlement Agreement"), Trilogy has agreed to dispose of its shares of common stock of the Issuer in an orderly fashion prior to May 16, 1998.

         Except as set forth in this Item 4, Trilogy has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         B.    EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

         To the best knowledge of Trilogy, none of its executive officers or directors has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         A.    TRILOGY

         Trilogy beneficially owns 884,484 shares of the common stock of the Issuer (the "Remaining Subject Shares"). Based on information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 3.4% of the Issuer's outstanding common stock. Pursuant to the Settlement Agreement, Trilogy shares the power to vote and the power to dispose of such shares with the Issuer.

         From November 18, 1996, through April 2, 1997, Trilogy sold 285,000 of the Subject Shares in 13 separate open-market sales in the over-the-counter market, at purchase prices per share ranging from $0.3697 to $0.49. On May 16, 1997, and pursuant to the Settlement Agreement, Trilogy transferred beneficial ownership of 2,338,969 of the Subject Shares to the Issuer. Such transfer was closed with respect to 2,124,851 of such transferred Subject Shares on May 23, 1997, and, with respect to the remaining 214,118 of such transferred Subject Shares, on May 30, 1997. The Issuer valued the 2,338,969 transferred Subject Shares at an aggregate of $1,000,000, or approximately $0.4275 per share. Also on May 16, 1997, and pursuant to the Settlement Agreement, Trilogy transferred partial beneficial ownership of the Remaining Subject Shares to the Issuer.

         Trilogy ceased to be the beneficial owner of more than five percent of the common stock of the Issuer on May 16, 1997.

CUSIP NO. 171853 10 4                 13D                      Page 5 of 7 Pages

         B.    EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

               (i) Liemandt. Liemandt sold the Liemandt Shares to Trilogy in a single transaction on November 10, 1994, and presently has no direct ownership of, and no power to vote or to direct the vote of or to dispose of or to direct the disposition of, any securities of the Issuer. He does own a majority of the outstanding voting securities of Trilogy and thus could be regarded as an indirect beneficial owner of the Remaining Subject Shares. However, Liemandt expressly disclaims beneficial ownership of any of the Remaining Subject Shares. Moreover, Liemandt expressly declares that the filing of this Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Exchange Act of 1934, the beneficial owner of any of the Remaining Subject Shares.

               (ii) Other Executive Officers, Directors and Control Persons. Philip E. London is the beneficial owner of 3,000 shares of the common stock, $.01 par value, of the Issuer. Mr. London has sole power to vote and to dispose of such shares.

         Except as otherwise disclosed herein, to the best knowledge of Trilogy no shares of common stock of the Issuer are beneficially owned by any of the executive officers or directors of Trilogy. To the best knowledge of Trilogy, none of its executive officers or directors have effected any transactions in the common stock of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         A.    TRILOGY

         Pursuant to the Settlement Agreement, Trilogy has granted certain transfer and voting rights in the Remaining Subject Shares to the Issuer, but, as Trilogy ceased to be a beneficial owner of more than five percent of any class of equity security of the Issuer concurrently with the granting of such rights, Trilogy has no obligation to further describe such rights.

         B.    EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Pursuant to the Settlement Agreement, Trilogy has granted certain transfer and voting rights in the Remaining Subject Shares to the Issuer, but, as Trilogy ceased to be a beneficial owner of more than five percent of any class of equity security of the Issuer concurrently with the granting of such rights, Trilogy has no obligation to file the Settlement Agreement as an exhibit hereto.

CUSIP NO. 171853 10 4                 13D                      Page 6 of 7 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     July 23, 1997
                                           ---------------------------------
                                                         (DATE)

                                           TRILOGY DEVELOPMENT GROUP, INC.


                                           By:  /s/ Joseph A. Liemandt
                                               -----------------------------
                                                      (SIGNATURE)

                                               Joseph A. Liemandt, President
                                           ---------------------------------
                                                     (NAME/TITLE)

CUSIP NO. 171853 10 4                 13D                      Page 7 of 7 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     July 23, 1997
                                           ----------------------------------
                                                         (DATE)

                                               /s/ Joseph A. Liemandt
                                           ----------------------------------
                                                      (SIGNATURE)

                                            Joseph A. Liemandt, Individually
                                           ----------------------------------
                                                     (NAME/TITLE)